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Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
June 11, 2007 at 1:00 pm

AMER SPORTS CORPORATION: SPORTS DIRECT'S HOLDING IN COMPANY EXCEEDS 5%

Pursuant of the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by Sports Direct International Plc represents 5.4% of the Company's share capital and voting rights.

Amer Sports capital consists of 72,091,194 shares in issue.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

SUPPL

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.


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